UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                           (Amendment No. __________)*


                              EVENTEMP CORPORATION
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    299758300
                                 (CUSIP Number)

                               Randall W. Heinrich
                           8 Greenway Plaza, Suite 818
                              Houston, Texas 77046
                                  713-951-9100
            (Name, Address, and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 27, 2004
             (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), Sections 13d-1(f), or Sections 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

                               CUSIP No. 299758300
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     1) Names of Reporting Person

           Keith D. Spickelmier

           S.S. or I.R.S. Identification No. of Above Person (entities only)

 -------------------------------------------------------------------------------
     2) Check the Appropriate Box if a Member of a Group (See Instructions)

                                   (a) [ ]
                                   (b) [ ]
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     3) SEC Use Only
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     4) Source of Funds: PF
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     5) Check if Disclosure of Legal Proceedings is Required
               Pursuant to Items 2(d) or 2(e) N/A
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     6) Citizenship or place of Organization: UNITED STATES
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    (7) Sole Voting Power
Number of                            2,438,260
Shares
Bene-             ______________________________________________________________
ficially          (8)      Shared Voting Power
owned by                                -0-
Each
Report-           ______________________________________________________________
ing Person        (9)      Sole Dispositive Power
With                                 2,438,260
                  --------------------------------------------------------------
                  (10)     Shared Dispositive Power
                                        -0-
--------------------------------------------------------------------------------
    11) Aggregate Amount Beneficially Owned by Each
                  Reporting Person: 2,438,260
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    12)Check if the Aggregate Amount in Row (11) excludes certain shares:
                           [X]
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    13)Percent of Class Represented by Amount in
                Box (11): 39.9%
--------------------------------------------------------------------------------
         14)      Type of Reporting Person
                                    IN


ITEM 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock, no par value (the "Common Stock"), issued by Eventemp Corporation, a Nevada corporation (the "Company"), which has its principal executive offices at 2100 West Loop South, Suite 900, Houston, Texas 77027.

ITEM 2.  Identity and Background

         This Statement is being filed by Keith D. Spickelmier (the "Reporting Person"), whose principal business address is 2001 Hermann Drive, Houston, Texas 77004. The Reporting Person is principally engaged as the Chairman of the Board of the Company and as a private investor. The Reporting Person is a United States citizen. During the last five years, the Reporting Person has not been convicted in a criminal proceeding. During the last five years, the Reporting Person has not has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The Reporting Person acquired the 1,720,415 shares of Common Stock giving rise to the filing of this statement directly from the Company in a private transaction for the payment of an aggregate purchase price of $17,204 with the use of the Reporting Person's personal funds. The Reporting Person already owned beneficially 551,453 shares of Common Stock. In addition to the preceding, in connection with a loan to the Company by an entity in which the Reporting Person owns an equity interest, the Company issued in favor of the Reporting Person a warrant to purchase 166,392 additional shares of Common Stock at an aggregate purchase price of $83,196. The Reporting Person anticipates that if he exercises all or any portion of such warrant, he will use personal funds to acquire the warrant shares, although circumstances may be such at the time of his exercise that the Reporting Person may elect to borrow or otherwise procure amounts necessary to exercise such warrant.

ITEM 4.  Purpose of Transaction

         The Reporting Person acquired the shares of Common Stock that are the subject of this Schedule 13D in connection with a series of transactions involving the Company. The transactions include the following:

         * The Company adopted a significant change in its corporate direction by deciding to focus its efforts on the acquisition of attractive crude oil and natural gas prospects, and the exploration, development and production of oil and gas on these prospects
         * The Company acquired certain oil and gas interests from Westside Energy, L.P. ("Westside"), an entity wholly-owned by Jimmy D. Wright, in consideration of the issuance of 700,000 shares of the Company's common stock and the assumption of the liabilities associated with such interests.
         * The Company expanded its Board of Directors from one member to two members and elected Mr. Wright to fill the newly created vacancy. The Reporting Person remains as the Company's other director.
         * The Company elected Mr. Wright as the Company's Chief Executive Officer and Chief Financial Officer. The Reporting Person remains as the Company's Chairman of the Board.
         * The Company raised "seed" capital in the amount of approximately $320,800 from the Reporting Person, Westside and from Bering Partners No. 2, LLC, an entity owned by the Reporting Person, Westside and other investors. A total of $280,000 of this capital was structured in the form of a loan by Bering Partners No. 2, LLC to the Company secured by all of the Company's assets. In consideration of making the loan, the Company granted warrants to the owners of Bering Partners No. 2, LLC (including the Reporting Person) to purchase shares of Common Stock. The Reporting Person received warrants to purchase up to an aggregate of 166,392 shares of the Company's common stock for a per-share exercise price of $.50. These warrants have a term of and are exercisable for five years. The remaining $40,800 of the initial capital took the form of an equity investment in the Company's common stock. The Reporting Person and Westside made this investment in exchange for the issuance to them of 1,720,415 and 2,359,585 shares, respectively, of the Company's common stock. These issuance of these shares to and the grant of this warrants in favor of the Reporting Person required the filing of this Schedule 13D. The Reporting Person had heretofore reported his holdings in the Company on a Schedule 13G.
         * The Reporting Person and Westside entered into a Voting Agreement (the Voting Agreement") pursuant to which they agreed for two years to vote all of their shares of Common Stock to elect each other or their respective nominees to the Board of Directors of the Company. A copy of the Voting Agreement is filed as an exhibit hereto and is incorporated herein by reference.

         The Reporting Person acquired, and the Reporting Person intends to hold, his shares of Common Stock for investment, and does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Company (except for the possible exercise of the warrant described herein to acquire 166,392 additional shares of Common Stock), or any disposition of securities of the Company; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except that the Reporting Person would like to add qualified additional director who could help the Company's business as these persons can be found; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any changes in the Company's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Company; (ix) any termination of registration pursuant to section 12(g)(4) of the Act of a class of equity securities of the Company; or (x) any action similar to any of those enumerated above.

         Notwithstanding the foregoing, the Reporting Person may determine to change his investment intent with respect to the Company at any time in the future. In reaching any conclusion as to his future course of action, the Reporting Person will take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, other business opportunities available to the Reporting Person, developments with respect to the business of the Reporting Person, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock. The Reporting Person may, depending on other relevant factors, acquire additional shares of Common Stock in open market or privately negotiated transactions, dispose of all or a portion of his holdings of shares of Common Stock or change his intention with respect to any or all of the matters referred to in this Item.

ITEM 5.  Interest in Securities of the Issuer

         The Reporting Person individually owns 2,271,868 shares of Common Stock for which he is the beneficial owner. Moreover, the Reporting Person is the beneficial owner of a warrant currently exercisable to acquire 166,392 shares of Common Stock. Based on the foregoing, the Reporting Person acknowledges that he is the beneficial owner of 2,438,260 shares of Common Stock for which he has sole voting and investment power. Except for the purchase of Common Stock and grant of warrant described above, the Reporting Person has not effected any transaction in or with respect to the Common Stock during the past 60 days, other than his receipt (without the payment of any consideration) of 550,571 shares of Common Stock distributed by Bering Partners, LLC in connection with the distribution by Bering Partners, LLC to its equity owners of all of the Common Stock theretofore held by it. Such distribution did not change the Reporting Person's beneficial ownership in the Company.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The Reporting Person and Westside entered into a Voting Agreement (the Voting Agreement") pursuant to which they agreed for two years to vote all of their shares of Common Stock to elect each other or their respective nominees to the Board of Directors of the Company. A copy of the Voting Agreement is filed as an exhibit hereto and is incorporated herein by reference. In addition, the information set forth or incorporated by reference in Items 2, 3 and 4 is hereby incorporated herein by reference.

ITEM 7.  Material to be Filed as Exhibits

         (a) Voting Agreement dated February 27, 2004 executed by the Reporting Person and Westside Energy, L.P.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2004

/S/               Keith D. Spickelmier

Name/Title__________________________________________

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
          CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
                              (SEE 18 U.S.C. 1001).